UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 333-268865

NFT Limited

Office Q 11th Floor, Kings Wing Plaza 2,

No. 1 Kwan Street, Sha Tin, New Territories, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Appointment and Departure of Certain Officers and Directors

Change of CFO

On August 15, 2024, Mr. Yaobin Wang notified NFT Limited (the “Company”) of his resignation as the chief financial officer (the “CFO”) of the Company, effective August 15, 2024. Mr. Wang has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill the vacancy created by the resignation of Mr. Wang, on August 15, 2024, the Nominating Committee (the “Nominating Committee”) of the board of directors (the “Board”) recommended, and the Board appointed Mr. Jianguang Qian to serve as the CFO of the Company, effective August 16, 2024.

In connection with Mr. Qian’s appointment, the Company and Mr. Qian entered into an employment agreement, dated August 16, 2024 (the “CFO Employment Agreement”), pursuant to which Mr. Qian will receive an annual base salary of USD 60,000 per year for his services as the CFO.

There is no family relationship between Mr. Qian and any of our other officers and directors as defined in Item 401 of Regulation S-K. Except for the employment agreement described above, Mr. Qian has not had any transaction with the Company since the beginning of our last fiscal year.

The foregoing description of the principal terms of the CFO Employment Agreement is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the CFO Employment Agreement attached hereto as Exhibit 10.1, which is incorporated herein by this reference.

Biographical Information of the New Director and Officer.

Mr. Jianguang Qian

Jianguang Qian is a seasoned financial executive with over 18 years of experience in financial management across various industries. From May 2023 to March 2024, Mr. Qian served as the CFO at Wuxi Libang Kitchenware Co., Ltd., where he was responsible for leading the entire process of the company’s listing on the U.S. stock market. Prior to this, from March 2022 to August 2023, he was the CFO of Shanghai Wufeng Network Technology Co., Ltd., where he led the finance department, implemented key financial strategies, and supported the company’s capital growth and listing plans. Mr. Qian was the former CFO for our Company from January 5, 2022 to July 10, 2023, where he successfully led the company’s financial operations to ensure compliance and support its growth in the U.S. stock market.

In October 2020, Mr. Qian took on the role of CFO at Merit-link, a cloud platform dedicated to supporting the supply chain for tools, building materials, and home furnishings through Internet technology. He was responsible for managing the company’s financial operations. From June 2018 to June 2020, he served as the Financial Director of the Shared Accounting Center at Lv Ma Ma, a company listed on the National Equities Exchange and Quotations in China. During this period, he oversaw Lv Ma Ma’s accounting and taxation operations, leading a team of 70 subordinates, supervising the company’s proposed listing in Hong Kong, and managing investor relations.

Mr. Qian graduated from the Department of Finance, Lanzhou University of Technology, China, in 2006 and obtained a master’s degree in accounting from Shanghai University of Finance and Economics, China, in 2012. He is a certified member of the Association of Chartered Certified Accountants (ACCA), a CMA American Management Certified Public Accountant, and a Chinese Intermediate Accountant.

Exhibit No.	Description
10.1	Employment Agreement, by and between Mr. Jianguang Qian and the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2024

NFT Limited

By:	/s/ Kuangtao Wang
Name:	Kuangtao Wang
Title:	Chief Executive Officer

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